EXHIBIT 99.1

Enthusiast Gaming Reports Second Quarter 2023 Results

Strategic Focus On Cross-Platform Offerings and Brand Solutions Driving Improved Revenue Mix and Higher Gross Margins Year-over-Year

LOS ANGELES, Aug. 14, 2023 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ: EGLX; TSX: EGLX), a leading gaming media and entertainment company, today announced financial results for the three and six months ended June 30, 2023 (“Q2 2023”).

Q2 2023 Financial Highlights

  Revenue was $42.6 million in Q2 2023 compared to $51.1 million in Q2 2022. The decrease was concentrated in low-margin revenue streams, reflecting the lower CPMs in the programmatic ad market and the strategic focus on higher margin revenue.
  Gross profit was $15.0 million, with margins expanding 520 basis points year-over-year to 35.2%.
  Brand Solutions revenue of $8.7 million and subscription revenue of $4.0 million combined for nearly 30% of total revenue in Q2 2023, compared to approximately 25% in Q2 2022. Repeat customers in Brand Solutions accounted for 62% of deals and 66% of Brand Solutions revenue.
  Ended the quarter with $2.7 million of cash along with an unused operating facility of $5.0 million, for total available cash of $7.7 million as at June 30, 2023.

“Our strategic initiatives, which are focused on diversifying revenue and expanding margins to move us toward near-term profitability, continue to take hold,” commented Nick Brien, Chief Executive Officer. “The underlying trends of our business are highly encouraging, suggesting significant improvements in our consolidated results in the second half of 2023 and into 2024. First, we are growing our higher yield and higher margin revenue, including Brand Solutions, subscriptions, and events, which increased to 34% of revenue. Second, we are accelerating our integrated Brand Solutions efforts, as evidenced by us signing the largest direct advertising sale in Company history in July tied to the upcoming season two of Tuesday Night Gaming (NFL TNG) in partnership with the National Football League.”

“At the same time, we made the decision to de-emphasize non-core and unprofitable revenue, including ending our relationship with certain unprofitable creator channels, impacting revenue in the short-term but driving a significant improvement in our gross margins year-over-year,” continued Brien. “We are also investing in profitable growth streams for the Company, including our popular U.GG, Icy-Veins, and The Sims Resource products, and expect these investments to drive improved performance in the second half of the year.”

“We maintain the largest audience in the gaming ecosystem according to Comscore, creating an enviable platform for sustainable growth,” added Brien. “With the start-up costs for our NFL TNG partnership already behind us, we expect the second season of NFL TNG will deliver higher margins and continued growth. Based on the success of the NFL TNG partnership, we are in active discussions with other professional sports leagues. We have also planned a robust slate of high-margin live events during the second half of the year. Combined with incremental improvements in our CPMs and additional direct sale partnerships, our expectations of achieving profitability are coming into clear focus.”

Q2 2023 Operational Highlights

  Secured renewals and new additional business with key notable advertisers including Coca-Cola, XBOX, Netease, Paramount Pictures, Universal Pictures, Pokerstars, Nickelodeon, LEGO, US Navy, Toyota, Nintendo US, KFC, State Farm, Shell, and Best Buy. Renewals and additional business with existing customers accounted for 66% of Brand Solutions revenue in Q2 2023.
  Pocket Gamer Connects (PGC), the Company’s B2B gaming events platform, drew attendance of around 700 participants at its Seattle event. Additionally, PGC’s first-ever event in Dubai, GameExpo Summit, not only expanded its global footprint, but also enhanced our leadership in the growing MENA market, with more than 1,300 attendees from more than 60 countries.
  Luminosity Gaming, the Company’s esports division, won 11 championships in Q2 2023. Additionally, aligned with our commitment to diversity and inclusion, Luminosity Gaming formed two new all-female teams: Luminosity Gaming Red and Luminosity Gaming Green which compete in Apex Legends.
  U.GG, the Company’s data-driven and insights platform for League of Legends, recently expanded to include content and support for World of Warcraft (WoW), one of the largest massive multiplayer online role-playing (MMORPG) games in the world.
  Icy Veins, the Company’s strategy and guide platform for popular Activision-Blizzard game titles, including WoW, recently expanded to include Diablo IV.
  Paid subscribers were 272,000 at June 30, 2023, a 1% decrease from 275,000 at March 31, 2023 and 5% increase from 258,000 at June 30, 2022, while revenue per subscriber increased on both a quarter-on-quarter and year-over-year basis.
  The Company extended its position as the #1 Gaming Property for unique visitor traffic in the United States, reaching a new record of 56 million Unique Visitors, based on the latest digital media ratings from Comscore. The results represent 28% year-over-year growth in Unique Visitor traffic to Enthusiast Gaming’s digital media Property of gaming communities, content, and creators (Comscore Media Metrix® Multi-Platform, Total Audience, May 2023, U.S.).

Second Quarter 2023 Results Comparison

Revenue was $42.6 million in Q2 2023, a 17% decrease compared to $51.1 million in Q2 2022. Subscription revenue increased 13% to $4.0 million, offset by Media and Content which decreased 19% to $36.9 million, and Esports and Entertainment which decreased 22% to $1.7 million. During the quarter, the Company experienced lower programmatic CPMs on its web and video platforms, similar to the trend of the broader programmatic market, and generated fewer video views due to the strategic decision to separate from a number of non-profitable creator channels. Brand Solutions (included in revenue) decreased by 6.6% to $8.7 million in Q2 2023 compared to $9.3 million in Q2 2022.

Gross profit decreased 2% to $15.0 million in Q2 2023 compared to $15.3 million in Q2 2022, with gross margin expanding 520 bps year-over-year to 35.2% from 30.0% in Q2 2022.

Net loss was $10.2 million in Q2 2023, compared to $16.9 million in Q2 2022. Net loss per basic and diluted share was $0.07 in Q2 2023 compared to $0.12 in Q2 2022.

As of June 30, 2023, the Company’s cash balance was $2.7 million compared to $7.4 million as of December 31, 2022. The $4.7 million decrease is primarily the result of a $1.2 million outflow in cash from operations and $2.2 million of repayments on the Company’s Term Credit. The Company had $5.0 million available on its operating credit facility as of June 30, 2023, for total available cash of $7.7 million.

Organizational Updates

In June, 2023, Shinggo Lu was promoted to Chief Product Officer and Alan Liang was promoted to Chief Technology Officer. Shinggo and Alan are the founders of U.GG, the Company’s data-driven and insights platform focused in League of Legends and recently expanded into World of Warcraft. U.GG joined the family of Enthusiast Gaming in 2021.

Conference Call

Management will host a conference call and webcast on August 14, 2023, at 5 p.m. ET to review and discuss its Q2 2023 results. Conference call details:

  Toll Free: 1-855-239-1101 (Conference ID: 10180990)
  Live webcast: https://viavid.webcasts.com/starthere.jsp?ei=1624985&tp_key=d1ab3c44a1

A replay of the webcast will be available on the Investor page of the Enthusiast Gaming website at enthusiastgaming.com/investors.

Supplemental Information

Certain information provided in this news release is extracted from financial statements and management’s discussion & analysis (“MD&A”) of the Company for the three and six months ended June 30, 2023, and should be read in conjunction with them. It is only in the context of the fulsome information and disclosures contained in the financial statements and MD&A that an investor can properly analyze this information. The financial statements and MD&A have been published on the Company’s profile on SEDAR and EDGAR. All amounts are in Canadian dollars.

About Enthusiast Gaming

Enthusiast Gaming is a leading gaming media and entertainment company, building the largest platform for video game enthusiasts and esports fans to connect and compete worldwide. Combining the elements of its five core pillars: creators, content, communities, games, and experiences, Enthusiast Gaming provides a unique opportunity for marketers to create integrated brand solutions to connect with coveted Gen Z and Millennial audiences. Through its proprietary mix of digital media, content and gaming assets, Enthusiast Gaming continues to grow its network of communities, reflecting the scale and diversity of gaming enthusiasts today.

Investor Contacts

Enthusiast Gaming – Alex Macdonald, Chief Financial Officer
FNK IR – Rob Fink / Matt Chesler, CFA
investor@enthusiastgaming.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding trends in certain financial and operating metrics of the Company, and expectations relating to the financial performance and the financial results of future periods.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and gaming media industry; the Company’s growth plan, and judgment applied in the application of the Company’s accounting policies and in the preparation of financial statements in accordance with applicable financial reporting standards. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Enthusiast Gaming Holdings Inc.
Condensed Consolidated Interim Statements of Financial Position
As of June 30, 2023 and December 31, 2022
(Unaudited - Expressed in Canadian Dollars)
	June 30, 2023	December 31, 2022

ASSETS
Current
Cash	$2,741,788	$7,415,516
Trade and other receivables	32,645,717	37,868,107
Investments	125,000	125,000
Loans receivable	-	50,935
Income tax receivable	-	367,092
Prepaid expenses	1,280,633	2,017,004
Total current assets	36,793,138	47,843,654
Non-current
Property and equipment	157,427	180,621
Right-of-use assets	1,605,459	2,099,996
Investment in associates and joint ventures	2,383,861	2,450,031
Long-term portion of prepaid expenses	273,533	279,814
Intangible assets	110,461,565	116,967,438
Goodwill	170,168,930	171,615,991
Total assets	$321,843,913	$341,437,545

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$35,797,853	$32,823,320
Contract liabilities	4,902,397	5,380,378
Income tax payable	242,785	129,485
Current portion of long-term debt	4,352,940	17,431,625
Current portion of deferred payment liability	79,205	2,391,863
Current portion of lease liabilities	870,447	872,429
Current portion of other long-term debt	9,678	10,891
Total current liabilities	46,255,305	59,039,991
Non-current
Long-term debt	10,891,725	-
Long-term portion of deferred payment liability	1,612,364	1,451,939
Long-term lease liabilities	1,039,764	1,478,438
Other long-term debt	141,141	144,844
Deferred tax liability	23,729,627	24,671,326
Total liabilities	$83,669,926	$86,786,538

Shareholders' Equity
Share capital	444,474,076	442,781,376
Contributed surplus	33,321,563	30,402,742
Accumulated other comprehensive income	6,494,599	8,629,848
Deficit	(246,116,251)	(227,162,959)
Total shareholders' equity	238,173,987	254,651,007
Total liabilities and shareholders' equity	$321,843,913	$341,437,545

Enthusiast Gaming Holdings Inc.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
For the three and six months ended June 30, 2023 and 2022
(Unaudited - Expressed in Canadian Dollars)
	For the three months ended		For the six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022

Revenue	$42,598,769	$51,119,028	$85,478,735	$98,286,566
Cost of sales	27,616,077	35,775,863	53,730,485	69,452,022
Gross margin	14,982,692	15,343,165	31,748,250	28,834,544
Operating expenses
Professional fees	690,063	667,681	1,143,399	1,592,502
Consulting fees	1,595,468	1,777,003	2,903,952	3,255,177
Advertising and promotion	938,613	427,618	2,394,724	755,065
Office and general	1,930,338	2,681,589	4,222,121	4,944,494
Annual general meeting legal and advisory costs	-	2,237,200	-	2,237,200
Salaries and wages	9,932,310	9,112,903	19,139,334	17,809,778
Technology support, web development and content	4,156,966	3,800,203	9,452,990	7,259,071
Esports player, team and game expenses	645,715	1,483,360	1,281,162	2,994,848
Foreign exchange loss (gain)	22,851	(633,789)	137,408	(625,202)
Share-based compensation	1,788,490	3,128,625	2,918,821	4,514,806
Amortization and depreciation	2,886,075	4,435,374	6,224,098	9,202,398
Total operating expenses	24,586,889	29,117,767	49,818,009	53,940,137

Other expenses (income)
Transaction costs	-	114,853	-	114,853
Share of net (income) loss from investment in associates and joint ventures	(106,277)	(931,901)	66,170	(1,227,942)
Interest and accretion	605,385	1,119,109	1,215,725	2,549,778
Loss on settlement of deferred payment liability	-	3,302,824	-	3,302,824
Loss (gain) on revaluation of deferred payment liability	374,101	143,775	202,077	(871,763)
Gain on player buyouts	-	(480,537)	-	(480,537)
Interest income	(1,514)	(1,320)	(62,721)	(2,721)
Net loss before income taxes	(10,475,892)	(17,041,405)	(19,491,010)	(28,490,085)

Income taxes
Current tax expense	22,279	196,717	225,771	307,246
Deferred tax recovery	(281,579)	(357,892)	(763,489)	(884,172)
Net loss for the period	(10,216,592)	(16,880,230)	(18,953,292)	(27,913,159)

Other comprehensive (loss) income
Items that may be reclassified to profit or loss
Foreign currency translation adjustment	(2,141,800)	3,068,297	(2,135,249)	1,859,867
Net loss and comprehensive loss for the period	$(12,358,392)	$(13,811,933)	$(21,088,541)	$(26,053,292)

Net loss per share, basic and diluted	$(0.07)	$(0.12)	$(0.12)	$(0.20)
Weighted average number of common shares
outstanding, basic and diluted	152,171,249	138,745,383	151,970,362	136,189,630

Enthusiast Gaming Holdings Inc.
Condensed Consolidated Interim Statements of Cash Flows
For the six months ended June 30, 2023 and 2022
(Unaudited - Expressed in Canadian Dollars)
	June 30, 2023	June 30, 2022

Cash flows from operating activities
Net loss for the period	$(18,953,292)	$(27,913,159)
Items not affecting cash:
Amortization and depreciation	6,224,098	9,202,398
Share-based compensation	2,918,821	4,514,806
Interest and accretion	137,327	2,143,527
Deferred tax recovery	(763,489)	(884,172)
Share of net loss (income) from investment in associates and joint ventures	66,170	(1,227,942)
Loss on settlement of deferred payment liability	-	3,302,824
Loss (gain) on revaluation of deferred payment liability	202,077	(871,763)
Foreign exchange loss (gain)	24,480	(492,716)
Gain on player buyouts	-	(480,537)
Shares for services	-	84,388
Provisions	165,145	-
Changes in working capital:
Changes in trade and other receivables	5,108,139	1,255,456
Changes in prepaid expenses	736,371	(1,598,380)
Changes in loans receivable	-	125,995
Changes in accounts payable and accrued liabilities	2,974,533	7,128,498
Changes in contract liabilities	(477,981)	310,858
Changes in income tax	594,894	174,993
Income tax paid	(114,502)	(42,002)
Net cash used in operating activities	(1,157,209)	(5,266,928)

Cash flows from investing activities
Cash paid for mergers and acquisitions	-	(2,937,520)
Cash acquired from mergers and acquisitions	-	1,748,602
Proceeds from player buyouts, net of transaction costs	-	480,537
Repayment of deferred payment liability	(844,350)	(472,833)
Acquisition of intangible assets	(27,488)	-
Acquisition of property and equipment	(17,156)	(4,165)
Net cash used in investing activities	(888,994)	(1,185,379)

Cash flows from financing activities
Repayment of long-term debt	(2,176,470)	(1,000,000)
Proceeds from exercise of options	-	69,821
Repayment of other long-term debt	(6,775)	(2,826)
Lease payments	(439,184)	(417,092)
Net cash used in financing activities	(2,622,429)	(1,350,097)

Foreign exchange effect on cash	(5,096)	87,484
Net change in cash	(4,673,728)	(7,714,920)
Cash, beginning of period	7,415,516	22,654,262
Cash, end of period	$2,741,788	$14,939,342